

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 12, 2010

Mr. Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.
999 Canada Place, Suite 654
Vancouver, British Columbia, Canada V6C 3E1

> **Re: Ivanhoe Mines Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 001-32403**

Dear Mr. Giardini:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief